Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

April 17, 2008	TSX:BAJ

PRESS RELEASE

BAJA MINING WELCOMES KORES AS DEVELOPMENT PARTNER AT EL BOLEO PROJECT

Baja Mining Corp. (the “Company” or “Baja”) is pleased to announce a new development partner and financing arrangements for the construction of its El Boleo Project (the “Project”).

Development Partner and Construction Financing

It is with great pleasure that Baja announces it has entered into an agreement with a Korean consortium (the “Consortium”) led by Korea Resources Corporation (“Kores”) pursuant to which the Consortium will acquire a 30% interest in the Project through the acquisition of a 30% interest in the Company’s Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).

As consideration for the acquisition of a 30% interest in the Project, the Consortium will provide a financing package of up to US$435 million. This will consist of an up-front cash payment to Baja, reimbursement of agreed project expenditures since completion of the DFS, payment of the Consortium’s proportionate share of project capital costs and, in conjunction with a Korean lending agency, a package of senior and subordinated debt financing. In addition, the Consortium will provide a completion guarantee in respect of its share of project financing. Through the transaction, the Consortium will also acquire a right to offtake 30% of the El Boleo mine’s production on commercial terms.

The signing of the Sale and Purchase Agreement took place at a ceremony in Washington today attended by a delegation from the Government of Korea led by Mr Youn Ho Lee, the Minister of

Knowledge Economy.  The delegation included Mr Han-Ho Lee, President and CEO of Kores and a number of other senior Korean Government officials, demonstrating the importance of this transaction.

As previously reported, Baja appointed Bayerische Hypo-und Vereinsbank AG, a member of Unicredit Group (“HVB”), as the mandated lead arranger to arrange and underwrite a project debt financing comprising a project debt facility of US$475 million and an additional US$40 million cost over-run facility.  Baja is in discussions with HVB about increasing the size of the debt financing through the involvement of the Korean lending agency.

Kores is a state-owned corporation of the Government of the Republic of Korea with a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy.  Baja is very pleased to be working with a strong partner that brings natural resources experience and financial capability to the Project.

In addition to normal conditions precedent for transactions of this nature, the transactions are subject to the approval of the Boards of the Korean Consortium and Baja, the government of Korea, the Mexican Federal Commission of Competition and the Toronto Stock Exchange, and are also subject to the negotiation and bank approval of the final debt terms and credit structure. Baja and its Financial Advisor, Endeavour Financial International Corporation (“Endeavour”), continue to progress these final negotiations with a view to closing each transaction as expeditiously as possible.

Capital Cost Update

The Company completed a Definitive Feasibility Study (“DFS”) on the Project in May 2007 (see press release dated May 29, 2007). The DFS noted that the capital cost estimate was current to early 2007 with respect to mine capital, but that most of the process plant capital estimate was from June 2006. The DFS estimated the capital cost to construct the mine and mill facility at US$568 million (approximately US$680 million with finance costs, contractor fees, working capital and spares).

Recognizing that there has been severe cost escalation in other recently announced projects, Baja elected to update the DFS capital cost estimate, with the assistance of the construction contractor, The Industrial Company (“TIC”), of Steamboat Springs, Colorado, and TIC’s wholly owned Mexican subsidiary, MexTICa.  Orders for approximately 60% of the process equipment have been placed (representing approximately 23% of the construction cost of the project), primarily via 3 major packages: (1) the acid plant and cogeneration facility with SNC Lavalin-Fenco; (2) the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth; and (3) the solvent extraction and Electrowinning circuits with Bateman Litwin.

There is low risk on price escalation of these packages going forward. While the capital cost review is at a feasibility study level, it has the added advantage of the detailed review by the construction contractor.

The cost review has indicated that the capital cost of the project has increased to US$890 million (including contractor’s profit, which was not included in the initial estimate, as well as a 12% contingency). Working capital, financing costs and pre-production interest during construction are expected to add approximately US$101 million, for a total funding requirement of approximately US$991 million. The difference between the total funding required and funding arranged to date is anticipated to be provided in part from cash on hand, and the balance either by a Baja equity contribution or a combination of equity and possible financing related to metal off-take contracts. Baja and Endeavour continue to hold discussions with various parties regarding the provision of this additional potential funding.

The following table sets forth the Net Present Values (at an 8% discount rate and in millions of US Dollars) of the project (for a 100% interest, assuming all equity and on an after tax basis). These figures are based on the revised capital costs and utilizing: US$1200 per tonne for zinc sulphate; the forward curve until 2013 for copper on the London Metal Exchange*; and thereafter dropping to the indicated copper prices in the table. All other inputs and assumptions have been taken from the DFS.

Cu Price ($/lb)
		$ 1.50	$ 2.00	$ 2.50	$ 3.00	$ 3.50	$ 4.00
Co Price $/lb	$ 15.00	$ 637	$ 890	$ 1,142	$ 1,394	$ 1,646	$ 1,898
	$ 25.00	$ 903	$ 1,155	$ 1,407	$ 1,659	$ 1,911	$ 2,163
	$ 35.00	$ 1,167	$ 1,4190	$ 1,671	$ 1,923	$ 2,175	$ 2,437
	$ 45.00	$ 1,432	$ 1,6840	$ 1,936	$ 2,198	$ 2,451	$ 2,704
	$ 55.00	$ 1,706	$ 1,9590	$ 2,212	$ 2,465	$ 2,717	$ 2,970

* LME copper forward curve prices as of March 31 were:

2010-$3.44/lb; 2011-$3.27/lb; 2012-$3.13/lb

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expectation and timing of closing the Consortium’s partnership deal, projected metal prices, the need for additional capital and expected method of financing and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.